File Number: ~~82-4991~~ 82-3023

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

03032783

SUPPL

03 OCT 21 AM 7:21

October 10, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. U.S.A. 20549

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

a) News Release dated October 2, 2003.
b) Material Change Report dated October 2, 2003

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dlw 10/27

File Number: 82-4991

OSISKO
EXPLORATION LTEE

03 OCT 21 AM 7:21

PRESS RELEASE

October 2, 2003

OSISKO AND GOLDEN HOPE RELEASE FIRST DRILL RESULTS FROM BELLECHASSE

Osisko Exploration Ltd. (TSX Venture-OSK) and Golden Hope Mines Ltd. (TSX Venture-YGH) are pleased to announce assay results from the first hole of the current 2000 meter (6560 ft) drill program on the Bellechasse gold project. The Bellechasse Property is located in Southern Quebec; approximately 100 km southeast of Quebec City. Excellent infrastructure exists in the area with road access directly to the property. Osisko Exploration Ltd. has a right to acquire an interest of up to 60% in the Bellechasse Property from Golden Hope Mines Ltd.

The current definition drill program is focused on the Timmins Zone, one of several known gold-bearing zones on the property. The objective of the current drill program is to systematically drill and sample the Timmins Zone, using modern industry standards, in order to define a near-surface gold resource amenable to bulk mining. The Timmins Zone is hosted by altered gabbro and is exposed within a stripped area measuring 120 m by 80 m (394 x 262 ft). This zone is being grid drilled at 20 m (65 ft) intervals. All holes are oriented southeast and dip 50 degrees, perpendicular to the main vein structures.

DDH B2003-01 intersected quartz-carbonate-sulfide veins and stockworks from the surface to a depth of about 65 meters (213 ft). The weighted average of the upper portion of the mineralized zone is 2.82 g/t Au over 40.23 meters. Higher grade intervals include 8.47 g/t Au over 1.85 meters and 25.50 g/t Au over 2.94 meters (Rico vein). The bulk average is based on a minimum cutoff grade of 0.50 g/t Au over a minimum 5 m interval. High assay values were not cut.

The following table summarizes significant results from Hole B2003-01:

From (m)	To (m)	Interval (m)	Au (g/t)	Interval (ft)	Au (opt)
0.60	40.83	40.23	2.82	132	0.09
(including)					
21.81	23.66	1.85	8.47	6.1	0.27
33.38	36.32	2.94	25.50	9.6	0.82

A second, brecciated quartz-sulfide stockwork zone was intersected at depth in Hole B2003-01 between 126.8 and 134.5 meters (416 and 441 feet). This constitutes a new discovery (Timmins Extension) located immediately south of the Timmins Zone and separated from the latter by barren gabbro. This stockwork, for which assays are pending, does not outcrop on surface and its lateral and depth extents are unknown.

The current program consists of drilling of large diameter HQ core, sampling of core halves in 30 cm to 50 cm (1 to 1.6 ft.) lengths, and secure sample shipment to a certified Canadian laboratory. Control procedures include collecting the sludge from sawing, assaying of complete core halves by metallic sieving/triple fire assaying, and monitoring of the laboratory with a thorough quality assurance/quality control program (QA/QC).

Management of both companies is very encouraged by these preliminary results. Thirteen holes have been drilled to date on the Timmins zone. Quartz-carbonate-sulfide veins and stockworks, occasionally containing visible gold, have been observed in all 13 holes. Assay results from the ongoing program will be released as they are made available. The Bellechasse property includes several other gold-bearing zones (Timmins South, 88 Zone, Ascot and the new Timmins Extension) that will be the targets of future drill programs and evaluations.

Mr. Robert Wares, President, Osisko Exploration Ltd. tel. 514-735-7131 fax 514-735-9224
email: info@osisko.com websites: www.osisko.com and www.goldenhopemines.com

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, ON M5H 1B6

2. **Date of Material Change**

   October 2, 2003

3. **Press Release**

   Market News Publishing Inc. – October 2, 2003

4. **Summary of Material Change**

   Osisko Exploration Ltd. and Golden Hope Mines Limited release first drill results from the Bellechase Gold Project.

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 2nd day of October, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary